

September 9, 2010

Jill M. Broadfoot
Chief Financial Officer
Vical Incorporated
10390 Pacific Center Court,
San Diego, California 92121-4340

> **Re:** **Vical Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File Number: 000-21088**

Dear Ms. Broadfoot:

   We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
>
> Melissa Rocha
> Accounting Branch Chief